Exhibit 21.1

Subsidiary(1)	Jurisdiction of Organization	Trade Names
NBH Bank	Colorado

Bank Midwest; Community Banks of Colorado; Hillcrest Bank; Bank of Jackson Hole; NBH Capital Finance; Bank Midwest Mortgage; Community Banks Mortgage, a Division of NBH Bank; Hillcrest Bank Mortgage; and Bank of Jackson Hole Mortgage

Bank of Jackson Hole Trust	Wyoming	Bank of Jackson Hole Trust; Bank of Jackson Hole Trust and Wealth Partners
NBH Realty I, LLC	Missouri
NBH Realty II, LLC	Missouri
2UniFi, LLC	Delaware
Cambr Solutions, LLC	Delaware

(1) Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of certain other subsidiaries of National Bank Holdings Corporation are omitted. These subsidiaries, considered in the aggregate, would not constitute a “significant subsidiary” under SEC rules.